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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR - 2 2009

Washington DC 110

SEC FILE NUMBER
8- 49897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Navaid Financial Services**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1522 Locust St.___
(No. and Street)

___Philadelphia___   ___PA___   ___19102___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___John Carney___   ___215-985-9100___
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Siana Carr & O'Connor, LLP___
(Name – if individual, state last, first, middle name)

___1500 E. Lancaster Ave___   ___Paoli___   ___PA___   ___19301___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ John Carney _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Navaid Financial Services _____ , as of _____ February 27 _____ , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President   CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC Mail Processing
Section

MAR - 2 2009

Washington, DC
110

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2008 and 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2008 and 2007

and

INDEPENDENT AUDITOR'S REPORT

INDEX



SIANA

CARR &

O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in subordinated borrowings, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 26, 2009

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301   Telephone: 610-296-4200   Fax: 610-296-3659   Email: solutions@scocpa.com

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2008 and 2007

Assets	2008	2007
Cash	$ 300,416	$ 107,077
Deposits with clearing organization and others	1,500,535	1,500,572
Marketable debt securities	13,010,923	10,104,192
Receivable from clearing organization and others	1,286,053	579,923
Accrued interest receivable	288,879	25,685
Prepaid expenses	9,600	6,000
Furniture and equipment, net	14,321	5,687
Total assets	$16,410,727	$12,329,136

Liabilities and shareholders' equity

	2008	2007
Liabilities:		
Accounts payable and accrued expenses	$ 1,198,885	$ 637,364
Payable to clearing organization	12,510,238	9,861,982
Securities sold, not yet purchased	351,452	49,290
Total liabilities	14,060,575	10,548,636
Subordinated borrowings	1,500,000	1,500,000
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	750,152	180,500
Total shareholders' equity	850,152	280,500
Total liabilities and shareholders' equity	$16,410,727	$12,329,136

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Income
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Trading gains and losses, net	$7,632,761	$1,086,792
Interest income	357,609	44,126
Commission income	30,464	112,530
Other income	-0-	35,000
Consulting income	-0-	34,000
Total revenues	8,020,834	1,312,448
Expenses:		
Commissions	5,959,798	684,332
Employee compensation and benefits	453,726	127,777
Interest expense	220,724	46,209
Outside services	119,257	189,236
Other expenses	113,761	29,246
Occupancy and office	24,493	10,530
Total expenses	6,891,759	1,087,330
Net income	$1,129,075	$ 225,118

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2008 and 2007

Subordinated borrowings at January 1, 2007	$ -0-
Loan proceeds under qualified subordination agreements	1,500,000
Subordinated borrowings at December 31, 2007	1,500,000
2008 activity	-0-
Subordinated borrowings at December 31, 2008	$1,500,000

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
January 1, 2007	106	$1	$99,999	$ (3,264)	$ 96,736
Net income				225,118	225,118
Furniture and equipment contributed by stockholders				6,100	6,100
Distributions to shareholders				(47,454)	(47,454)
December 31, 2007	106	$1	$99,999	$ 180,500	$ 280,500
January 1, 2008	106	$1	$99,999	$ 180,500	$ 280,500
Net income				1,129,075	1,129,075
Distributions to shareholders				(559,423)	(559,423)
December 31, 2008	106	$1	$99,999	$ 750,152	$ 850,152

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,129,075	$ 225,118
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense	3,242	875
(Increase) decrease in deposits with clearing organization and others	37	(1,465,232)
Increase in marketable debt securities	(2,906,731)	(10,104,192)
Increase in receivable from clearing organization and others	(706,130)	(579,758)
Decrease in accounts receivable	-0-	11,527
Increase in accrued interest receivable	(263,194)	(25,685)
(Increase) decrease in prepaid expenses	(3,600)	93
Increase in accounts payable and accrued expenses	561,521	602,131
Increase in payable to clearing organization	2,648,256	9,861,982
Increase in securities sold, not yet purchased	302,162	49,290
Net cash provided (used) by operating activities	764,638	(1,423,851)
Cash flows from investing activities:		
Purchase of furniture and equipment	(11,876)	-0-
Proceeds from sale of furniture and equipment	-0-	4,008
Net cash provided (used) by investing activities	(11,876)	4,008
Cash flows from financing activities:		
Distributions to shareholders	(559,423)	(47,454)
Proceeds from subordinated borrowings	-0-	1,500,000
Net cash provided (used) by financing activities	(559,423)	1,452,546
Net increase in cash	193,339	32,703
Cash - beginning of year	107,077	74,374
Cash - end of year	$ 300,416	$ 107,077
Supplemental cash flow information:		
Interest paid	$ 226,199	$ 3,104

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Marketable debt securities are valued at fair value as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(3) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all brokerage fees from the fund for 2008 and 2007. However, the fund reimburses the Company for their costs from outside parties. The Company received $10,704 in 2008, and $1,320 was recorded as a receivable at December 31, 2008. There was no reimbursement in 2007.

Two of the Company's traders are also shareholders. The Company paid $5,354,000 and $65,000 in 2008 and 2007, respectively. Additionally, $1,118,352 and $566,257 is due to the traders at December 31, 2008 and 2007, respectively.

(3)   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company had a servicing agreement with a company related through common ownership to receive office space and professional services. Total consulting expense incurred under this agreement was $137,474 for the year ended December 31, 2007. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the year ended December 31, 2007. This agreement was terminated in September 2007.

During 2007, the Company sold equipment to a company related through common ownership for a price equal to the net book value, which approximated their fair value. Therefore, no gain was recognized at the sale. This related party also provided bookkeeping services to the Company free of charge in return for reduced trade commissions on customer trades.

(4)   RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The payable balance incurs interest at the federal funds rate plus an applicable margin (2.0% at December 31, 2008).

(5)   SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of two subordinated notes payable to two shareholders. The notes expire on September 28, 2010 and include interest at 5%.

(6)   SECURITIES SOLD, NOT YET PURCHASED

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at year end at market value and will incur a loss if the market value of the securities increases subsequent to year end.

(7)   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $816,373, which was $716,373 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1 as of December 31, 2008.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8)   LEASE COMMITMENTS

The Company has a lease agreement for office space that expires May 31, 2011. Rent expense incurred in connection with this lease for the year ended December 31, 2008 and 2007 was $18,000 and $3,000, respectively.

The future minimum annual rental payments are as follows:

Year ending December 31,	
2009	$21,950
2010	22,550
2011	9,500
Total	$54,000

(9)   NON-MONETARY TRANSACTIONS

In 2008, the Company reduced broker fees for one of their traders in exchange for bookkeeping services. The fair value of this transaction is approximately $12,000.

(10)   CONCENTRATION OF CREDIT RISK

Cash

At various times during the year, the Company's cash balances exceeded the federally insured limit. The Company did not have any cash balances in excess of FDIC limits at December 31, 2008.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2008, the position held in two municipal securities represented 28% of marketable debt securities.

Agreements with traders

The Company has agreements with three traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company may be materially affected.

(11)   CASH FLOW INFORMATION

During 2007, two stockholders contributed furniture and equipment with a fair value of $6,100 to the Company.

SUPPLEMENTARY

FINANCIAL

INFORMATION

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total shareholders' equity	$ 850,152
Add - subordinated borrowings allowable as net capital	1,500,000
Total capital and allowable subordinated borrowings	2,350,152
Less - total non-allowable assets	496,566
haircuts on securities	1,037,213
Net capital	$ 816,373
Aggregate indebtedness	$1,498,206
Total aggregate indebtedness	$1,498,206
Computation of basic net capital requirement:	
Net capital requirement	$ 100,000
Net capital	816,373
Excess of net capital	$ 716,373
Excess of net capital at 1000%	$ 666,552
Ratio of aggregate indebtedness to net capital	1.84 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

**Not Applicable: All customer transactions are cleared through
another broker-dealer (member of New York Stock Exchange)
on a fully disclosed basis.**

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2008

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2008 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2008 FOCUS Part IIA filing	$ 907,782
Audit adjustments to operating revenue and expenses	(95,184)
Audit adjustment to haircut on securities	3,775
Net capital	$ 816,373

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2008

Siana Carr & O'Connor, llp

CERTIFIED PUBLIC ACCOUNTANTS



SIANA
CARR &
O'CONNOR, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

Certified Public Accountants———————————————————————————————————————

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Navaid Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal controls and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 26, 2009